                                   [PIKE LOGO]


                                                           July 22, 2005

Pamela A. Long
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Re:   Pike Electric Corporation
      Form S-1 filed April 18, 2005
      File No. 333-124117

Dear Ms. Long:

            Concurrently with this letter, Pike Electric Corporation is electronically transmitting Amendment No. 4 to the Registration Statement on Form S-1 ("Amendment No. 4") for filing under the Securities Act of 1933, as amended (the "Act"). Amendment No. 4 is marked to show changes from Amendment No. 3 to the Registration Statement on Form S-1 and reflects revisions made in response to the comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") in your comment letter dated July 22, 2005 (the "Comment Letter").

            The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. The Staff's comments are set forth in italics below followed by the Company's responses. The page numbers in the italic captions refer to pages in Amendment No. 3 to the Registration Statement. The page numbers in the responses of the Company refer to pages in the prospectus contained within Amendment No. 4 (the "Prospectus").

            We are sending you by messenger hard copies of Amendment No. 4 (clean and marked).

General

1. We note your response to comment 1 of our letter dated June 7, 2005. In addition, we note your discussion on page 43 of the independent third-party valuation you obtained in May 2005. Please file the consent of your appraiser in accordance with Section 436(a) of Regulation C.

      A consent from Appraisal Economics Inc., the appraiser for the third-party valuation obtained in May 2005, is filed as Exhibit 23.5 to Amendment No. 4.

Risk Factors, page 12
A significant stockholder controls the direction of our business . . ., page 20

2. Please revise your disclosure to state the percentage ownership of management and its affiliates, excluding Lindsay Goldberg & Bessemer and its affiliates, if the underwriters exercise their over-allotment option in full. Alternatively, please explain to us why you deleted this disclosure.

      The percentage ownership of management and its affiliates, excluding Lindsay Goldberg & Bessemer and its affiliates, is 10.7% whether or not the underwriters exercise their over-allotment option. We have revised the Prospectus to clarify. Please see page 20 of the Prospectus.

Management's Discussion and Analysis . . ., page 36
Operational Factors, page 36

3. Please clarify the meaning of "revenue-generating employees" in the first bullet point on page 37.

      We have revised the Prospectus in response to the Staff's comments. Please see page 37 of the Prospectus.

Employment Agreements, page 78

4. Have you agreed to amend Mr. Pike's employment agreement in writing? If so, please file a copy with your amended filing.

      Mr. Pike's amended and restated employment agreement is filed as Exhibit
      10.9 to Amendment No. 4.

Stock Incentive Plans, page 79

5.    Please file as an exhibit a copy of the 2005 Omnibus Compensation Plan.

      The 2005 Omnibus Incentive Compensation Plan is filed as Exhibit 10.15 to Amendment No. 4.

Item 15.  Recent Sales of Unregistered Securities

6. Please include the securities you issued pursuant to the reincorporation in Delaware.

      We have revised the registration statement in response to the Staff's comments. Please see page II-4 of Amendment No. 4.

Exhibits

7. Please file the consents of all persons to be named as directors upon completion of this offering, as required by Rule 438 of Regulation C and Instruction 2 to Item 401(a) of Regulation S-K.

      Consents of those persons who will be directors upon completion of this offering are filed as Exhibits 23.6, 23.7, 23.8, 23.9 and 23.10 of Amendment No. 4.

Exhibit 1.1

8. We note the company's representation concerning Cuba in Section 3(hh). Please tell us what business, if any, the company does with the government of Cuba or any person or affiliate located in Cuba. We may have further comment based on your response.

      We do not currently do business with the government of Cuba or with any person or affiliate located in Cuba. The representation contained in
      Section 3(hh) of the Underwriting Agreement is standard in underwriting agreements.

Exhibit 21.1

9. We note some discrepancies among your list of subsidiaries here and the names of your subsidiaries as stated in your notes to the consolidated financial statements. In addition, we note additional entities in your Second Amendment to the Amended and Restated Credit Agreement. Please confirm to us that this exhibit is correct or revise.

      In response to the Staff's comment, Exhibit 21.1 has been revised to correctly refer to Pike Equipment and Supply Company, a North Carolina subsidiary. The discrepancies between Exhibit 21.1 and the entities party to the Second Amendment to the Amended and Restated Credit Agreement are due to the fact that (i) Red Simpson, Inc. has been renamed Red Simpson, LLC and (ii) Akerman Foundation Drilling, Inc. and Industrial Electrical Corporation of Texas, Inc. are immaterial subsidiaries which we plan to dissolve. Gillette Electric Construction, Inc. is not mentioned in the notes to the consolidated financial statements because it is not a material subsidiary.

      Concurrently with filing Amendment No. 4, we have submitted a request for acceleration of effectiveness of our Registration Statement. We very much appreciate the Staff's efforts to meet our timetable. In response to the Staff's requests, we hereby acknowledge that:

            - should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

            - the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy of the disclosure in the filing; and

            - we may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      The Company believes that the information contained in this letter, together with the revised disclosures in Amendment No. 4, is responsive to the Staff's comments in your Comment Letter.

      Please call our attorneys at Cravath, Swaine & Moore LLP -- specifically
W. Clayton Johnson at (212) 474-1160 or Sarah S. Jones at (212) 474-1365 -- if you have any questions regarding this submission.

                                          Very truly yours,


                                          /s/ Mark Castaneda
                                          ------------------
                                          Mark Castaneda
                                          Chief Financial Officer

cc: (w/encl.)

Patricia Armelin
Anne McConnell
Matt Franker
Lesli Sheppard
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

W. Clayton Johnson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019